UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

FANG HOLDINGS LIMITED

(Name of Issuer)

Class A ordinary shares, par value HK$1.00 per share

(Title of Class of Securities)

30711Y201**

(CUSIP Number)

July 3, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This CUSIP number applies to the Issuer’s American depositary shares, each representing one Class A Ordinary Share. No CUSIP number has been assigned to the Class A Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   SCHEDULE 13G

CUSIP No.	30711Y201

1	Names of Reporting Persons
Fosun International Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
3,270,408 (1)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
3,270,408 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person
3,270,408 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐
11	Percent of Class Represented by Amount in Row (9)
5.0% (2)
12	Type of Reporting Person (See Instructions)
CO

(1)	Represents the number of Class A ordinary shares, par value HK$1.00 per share (“Class A Ordinary Shares”), of Fang Holdings Limited (the “Issuer”) beneficially owned by Fosun International Limited in the form of 16,352,046 American depositary shares (“ADSs”) as of July 3, 2019, consisting of (i) 2,777,346 Class A Ordinary Shares held directly by its subsidiary, Fidelidade – Companhia de Seguros, S.A., in the form of 13,886,734 ADSs; and (ii) 493,062 Class A Ordinary Shares held directly by its subsidiary, Peak Reinsurance Company Limited, in the form of 2,465,312 ADSs. The ratio of ADSs representing Class A Ordinary Shares was amended from five ADSs representing one Class A Ordinary Share to one ADS representing one Class A Ordinary Share, effective on July 8, 2019.

(2)	This percentage is calculated based on 65,356,951 Class A Ordinary Shares of the Issuer outstanding as of March 31, 2019, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on June 18, 2019.

SCHEDULE 13G

CUSIP No.	30711Y201

1	Names of Reporting Persons
Fidelidade – Companhia de Seguros, S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
Portugal

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
2,777,346 (1)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
2,777,346 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,777,346 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐
11	Percent of Class Represented by Amount in Row (9)
4.2% (2)
12	Type of Reporting Person (See Instructions)
CO

(1)	Represents the number of Class A Ordinary Shares of the Issuer beneficially owned by Fidelidade – Companhia de Seguros, S.A. in the form of 13,886,734 ADSs as of July 3, 2019. The ratio of ADSs representing Class A Ordinary Shares was amended from five ADSs representing one Class A Ordinary Share to one ADS representing one Class A Ordinary Share, effective on July 8, 2019.

(2)	This percentage is calculated based on 65,356,951 Class A Ordinary Shares of the Issuer outstanding as of March 31, 2019, as reported in the Issuer’s Form 6-K filed with the SEC on June 18, 2019.

SCHEDULE 13G

CUSIP No.	30711Y201

1	Names of Reporting Persons
Peak Reinsurance Company Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
493,062 (1)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
493,062 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person
493,062 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐
11	Percent of Class Represented by Amount in Row (9)
0.8% (2)
12	Type of Reporting Person (See Instructions)
CO

(1)	Represents the number of Class A Ordinary Shares of the Issuer beneficially owned by Peak Reinsurance Company Limited in the form of 2,465,312 ADSs as of July 3, 2019. The ratio of ADSs representing Class A Ordinary Shares was amended from five ADSs representing one Class A Ordinary Share to one ADS representing one Class A Ordinary Share, effective on July 8, 2019.

(2)	This percentage is calculated based on 65,356,951 Class A Ordinary Shares of the Issuer outstanding as of March 31, 2019, as reported in the Issuer’s Form 6-K filed with the SEC on June 18, 2019.

Item 1.

(a)	Name of Issuer:

Fang Holdings Limited

(b)	Address of Issuer’s Principal Executive Offices:

Tower A, No. 20 Guogongzhuang Middle Street

Fengtai District, Beijing 100070

People’s Republic of China

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is filed by Fosun International Limited (“Fosun International”), a company organized under the laws of the Hong Kong Special Administrative Region of China (“Hong Kong”), Fidelidade – Companhia de Seguros, S.A. (“Fidelidade”), a company organized under the laws of Portugal, and Peak Reinsurance Company Limited (“Peak Reinsurance”, together with Fosun International and Fidelidade, the “Reporting Persons”), a company organized under the laws of Hong Kong.

Each of Fidelidade and Peak Reinsurance is a subsidiary of Fosun International.

(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office for Fosun International is Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong. The address of the principal business office for Fidelidade is Largo do Calhariz, 30, Lisbon, Portugal. The address of the principal business office for Peak Reinsurance is Room 2107-11, ICBC Tower, 3 Garden Road, Central, Hong Kong.

(c)	Citizenship:

See Item 2(a)

(d)	Title of Class of Securities:

Class A ordinary shares, par value HK$1.00 per share, of the Issuer

(e)	CUSIP No.:

30711Y201

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.

(a)	See Item 9 of the cover pages to this Schedule 13G for the aggregate number of Class A Ordinary Shares that are beneficially owned by each Reporting Person as of July 3, 2019.

(b)	See Item 11 of the cover pages to this Schedule 13G for the percentage of Class A Ordinary Shares that are beneficially owned by each Reporting Person as of July 3, 2019.

(c)	See Items 5 through 8 of the cover pages to this Schedule 13G for the number of Class A Ordinary Shares that are beneficially owned by each Reporting Person as of July 3, 2019 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Item 2.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2019

FOSUN INTERNATIONAL LIMITED

By:	/s/ SZE Mei Ming
SZE Mei Ming
Company Secretary

FIDELIDADE – COMPANHIA DE SEGUROS, S.A.

By:	/s/ William Mak
William Mak
Chief Financial Officer

PEAK REINSURANCE COMPANY LIMITED

By:	/s/ Franz Josef Hahn
Franz Josef Hahn
Director

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated July 12, 2019 by and among Fosun International Limited, Fidelidade – Companhia de Seguros, S.A. and Peak Reinsurance Company Limited.

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